UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

VOXX International Corp

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

91829F-10-4

(CUSIP Number)

John J. Shalam,  c/o Voxx International Corporation  2351 J Lawson Blvd  Orlando,  Florida  32824  Phone : 8006457750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 08, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John J Shalam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,076,865 (1) (See Item 5)

	8	SHARED VOTING POWER
-0- (See Item 5)

	9	SOLE DISPOSITIVE POWER
4,076,865 (1) (See Item 5)

	10	SHARED DISPOSITIVE POWER
-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,076,865 (1) (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8 (2) (See Item 5)%

14	TYPE OF REPORTING PERSON
IN

(1) Represents (i) 6,179 shares of Class A Common Stock held by John J. Shalam, (ii) 1,926,534 shares of Class A Common Stock held by SHALVOXX A HOLDCO LLC, and (iii) 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock held by SHALVOXX B HOLDCO LLC (“ShalvoxxB”). Generally, each share of Class A Common Stock entitles its holder to cast one vote, and each share of Class B Common Stock entitles its holder to cast ten votes. See Item 5.

(2) Assumes (i) all of the shares of Class B Common Stock held by ShalvoxB are converted into shares of Class A Common Stock and (ii) and no other shares of Class B Common Stock outstanding are converted into Class A Common Stock. Percent of Class A Common Stock calculated based on 21,656,976 shares of Class A Common Stock outstanding as of July 8, 2020 (as disclosed by the Issuer in its Form 10-Q filed with the SEC on July 20, 2020), plus the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock held by ShalvoxB.

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of VOXX INTERNATIONAL CORPORATION (the “Company” or the “Issuer”). The principal executive office of the Issuer is located at 2351 J Lawson Boulevard, Orlando, Florida 32824.

Item 2.	Identity and Background

(a)	John J. Shalam (the “Reporting Person” or “Mr. Shalam”)

(b)	c/o VOXX INTERNATIONAL CORPORATION 2351 J Lawson Boulevard Orlando, Florida 32824

(c)	Chairman of the Board of the Company

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”) beneficially owned by Mr. Shalam were acquired prior to the Company’s initial public offering in May 1987 in exchange for shares held in and issued by a predecessor of the Company. The shares of Class A Common Stock beneficially owned by Mr. Shalam were acquired through (i) conversion of shares of Class B Common Stock into Class A Common Stock and (ii) the receipt from the Issuer, and the exercise or settlement, of stock option and restricted stock or restricted stock unit grants, as the case may be, from time to time.

Item 4.	Purpose of Transaction

On October 8, 2020, for estate planning purposes, Mr. Shalam gifted an aggregate 75% membership interest in SHALVOXX A HOLDCO LLC (“ShalvoxxA”) and an aggregate 75% membership interest in SHALVOXX B HOLDCO LLC (“ShalvoxxB”), in each case, 25% to each of three trusts established by him for the benefit of each of his three sons. Prior to such gifts, on September 10, 2020, Mr. Shalam transferred 1,926,534 shares of Class A Common Stock and 2,144,152 shares of Class B Common Stock owned by him to ShalvoxxA and ShalvoxxB, respectively, for no consideration in exchange, and at such time Mr. Shalam owned 100% of the membership interests in each such limited liability company. Following such gifts, Mr. Shalam holds a 25% membership interest in each such limited liability company. Mr. Shalam also is a manager of each of ShalvoxxA and ShalvoxxB and has sole voting and dispositive power of the shares of common stock the Issuer held by each such company.
The Reporting Person beneficially owns shares of the Company’s common stock for investment purposes. From time the Reporting Person acquires shares of Class A Common Stock and other securities related to the Class A Common Stock (such as restricted stock units) from the Issuer as compensation for services as the Issuer’s Chairman of the Board. The Reporting Person also beneficially owns shares of Class A Common Stock and Class B Common Stock indirectly through ShalvoxxA and ShalvoxxB. The Reporting Person reserves the right (i) to purchase or otherwise acquire additional shares of common stock, or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, at any time or from time to time, and (ii) to sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, at any time or from time to time. The Reporting Person is the Chairman of the Board of the Issuer and controls a significant portion of the voting power of its common stock (see Item 5), and therefore, in general, is in a position to influence certain activities of the Issuer and to take certain significant corporate actions specified in (a) through (j) of Schedule 13D.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

(i)	Not Applicable.

(j)	Not Applicable.

Item 5.	Interest in Securities of the Issuer

(a)
The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 1, as of October 15, 2020, are incorporated herein by reference. As of October 15, 2020, the Reporting Person was the beneficial owner of 4,076,865 shares of Class A Common Stock, which represents 18.9% of the shares of the Class A Common Stock outstanding. The foregoing represents (i) 6,179 shares of Class A Common Stock held by John J. Shalam, (ii) 1,926,534 shares of Class A Common Stock held by ShalvoxxA, and (iii) 2,144,152 shares of Class A Common Stock issuable upon conversion of 2,144,152 shares of Class B Common Stock held by ShalvoxxB. Mr. Shalam has sole voting and dispositive power of the shares of the Issuer held by ShalvoxxA and ShalvoxxB. Excluded from the foregoing are 70,657 vested and 52,385 unvested restricted stock units granted by the Issuer to Mr. Shalam, which settle in shares of Class A Common Stock or in cash at the Company’s sole discretion. Also excludes an aggregate of 2,202 shares of Class A Common Stock and 116,802 shares of Class B Common Stock owned by Mr. Shalam’s children and as to which Mr. Shalam disclaims beneficial ownership.
The calculation of the percentage of shares of Class A Common Stock outstanding (a) is based on 21,656,976 shares of Class A Common Stock outstanding as of October 8, 2020 (as disclosed by the Issuer in its Form 10-Q filed with the SEC on October 13, 2020), plus the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock held by ShalvoxB and (b) assumes all of the shares of Class B Common Stock held by ShalvoxB are converted into shares of Class A Common Stock and no other shares of Class B Common Stock outstanding are converted into Class A Common Stock.
The Company’s Amended and Restated Certificate of Incorporation sets forth, among other things, certain rights of and restrictions on holders of the Company’s common stock. In general, holders of both classes of common stock vote as a single class on all matters except the election, or removal without cause, of Class A or Class B directors and any class votes required by Delaware law. In all cases, each share of Class A Common Stock is entitled to cast one vote per share and each share of Class B Common Stock is entitled to cast ten votes per share. At the option of the holder, each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Without the written consent of holders of two-thirds of the outstanding shares of Class B Common Stock, shares of Class B Common Stock may not be transferred except to another holder of Class B Common Stock, family members of the holder and other permitted transferees. Upon any nonpermitted sale or transfer of shares of Class B Common Stock, such shares automatically convert into an equal number of shares of Class A Common Stock.
Assuming no shares of Class B Common Stock outstanding are converted into Class A Common Stock, the shares of common stock beneficially owned by the Reporting Person as of October 14, 2020, would constitute 52.8% of the aggregate voting power of all classes of the Issuer’s common stock outstanding (based on 2,260,954 shares of Class B Common Stock outstanding as of October 8, 2020, as disclosed by the Issuer in its Form 10-Q filed with the SEC on October 13, 2020).
The foregoing description of certain rights of, and restrictions on, the Class A Common Stock and Class B Common Stock are not, and do not purport to be, complete and are qualified in their entirety by reference to the text of the Issuer’s Amended and Restated Certificate of Incorporation, which was filed with the SEC on February 28, 2001, by the Issuer as Exhibit 3.1b to its Form 10-K for the fiscal year ended November 30, 2000.

(b)	Item 5a of this Amendment No. 1 is incorporated herein by reference.

(c)
During the past 60 days the Reporting Person has not effected any transactions in the Class A Common Stock, except as disclosed in Item 4 of this Amendment No. 1 (which is incorporated herein by reference).

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
ShalvoxxA and ShalvoxxB and their respective members may receive dividends from, or the proceeds from the sale of, the shares of Class A Common Stock or Class B Common Stock held by ShalvoxxA and ShalvoxxB, respectively.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Voxx International Corporation

October 15, 2020	By:	/s/ John J. Shalam
Chairman of the Board of the Company

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: This Amendment No. 1 (“Amendment No. 1”) amends the initial Schedule 13D dated June 30, 1993, filed by John J. Shalam with respect to the Class A Common Stock, $.01 par value per share, of VOXX INTERNATIONAL CORPORATION (formerly known as Audiovox Corporation).

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)